

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Ted Karkus
Chief Executive Officer
ProPhase Labs, Inc.
711 Stewart Avenue, Suite 200
Garden City, New York 11530

> **Re: ProPhase Labs, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 21, 2021**
> **File No. 333-257251**

Dear Mr. Karkus:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wendy Grasso